Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

12 May 2016

PRIMA BIOMED ENTERS INTO SALE AND LICENSING AGREEMENT

WITH SYDYS TO ADVANCE CVAC™ PROGRAM

•	Sydys Licenses Clinical-Stage Immuno-oncology Assets in ‘spin out’ transaction

•	Potential for over A$400M in milestones and royalties

•	Prima to receive 9.9% equity in Sydys

SYDNEY, AUSTRALIA and SEATTLE, WASHINGTON - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”) and U.S.-based Sydys Corporation, Inc. (OTC: SYYC) (“Sydys”), today announced an agreement through which Sydys will license Prima’s CVac™ immuno-oncology program and oversee its future development.

Sydys Corporation (www.sydyscorp.com) is a publicly traded New York company that has been repurposed as a clinical stage biotechnology company in order to develop the CVac assets. Under the terms of the agreement, Sydys will license Prima’s CVac related assets, including manufacturing protocols, clinical data from Phase I and Phase II trials, patents and know-how. Prima will also sell certain assets including some equipment and inventory to Sydys. Dr Sharron Gargosky, the former Chief Technical Officer of Prima who has overseen the development of CVac since 2010, will also transition to Sydys as a consultant to continue the development of CVac. Marc Voigt, Prima’s CEO, will join the Sydys Board of Directors soon after closing.

In this spin out transaction Prima will receive a 9.9% equity stake in Sydys at the time of closing as consideration for the assets being transferred. Given the significant capital requirements for conducting clinical trials, no upfront payment will be received however should CVac be successfully commercialized, Prima could receive over A$400 million (US$293 million) in development, regulatory and commercial milestone payments payable for achievement of set commercial sales targets, in addition to low single digit royalties on sales.

Marc Voigt, Prima’s CEO, commented: “Following extensive discussions with a number of third parties, we have reached what we consider to be an entrepreneurial solution which we believe best positions CVac for clinical success and, hopefully, commercialization. Importantly, this partnership continues the CVac program development without further resource commitment from Prima, while providing the potential for considerable future milestone and royalty payments over time. The ongoing development will be contingent on further successful capital raising for subsequent trials but we are confident that the Sydys team has the ability and connections in the US to undertake this program.”

Experienced biotech entrepreneur Joseph Hernandez, the newly appointed Executive Chairman of Sydys Corporation, added: “We believe that the CVac program has tremendous potential, supported by encouraging Phase I and II data in ovarian cancer patients. Studies conducted to date have reinforced CVac’s strong safety profile and demonstrated meaningful improvements in both overall survival and progression-free survival compared to standard-of-care. We look forward to further evaluating the efficacy of CVac with the goal of bringing the treatment to this underserved patient population.”

About CVac

CVac therapy is a personalized immunocellular therapeutic that has been investigated for the treatment of epithelial cancers. CVac stimulates the patient’s own immune system to target and destroy tumours. It has been investigated in multiple Phase I and Phase II studies with positive results.

Development highlights for CVac include:

•	Completion of a randomized Phase II trial that identified epithelial ovarian cancer patients in second remission (CR2) as the target CVac patient population

•	CR2 patients receiving CVac have experienced a clinically meaningful improvement in overall survival (OS), as indicated by final data analysis. These data demonstrated median OS of standard of care patients of 25.53 months, while the CVac arm had not reached a median at 42 months (HR=0.17)

•	CR2 patients receiving CVac experienced a clinically significant improvement in progression free survival (PFS) of greater than 12.91 months, compared with a PFS of 4.94 months (HR=0.32) for the standard-of-care

CR2 for ovarian cancer is a high unmet medical need; CVac has obtained Orphan Designation for the treatment of ovarian cancer by both the FDA and EMA and Fast Track Designation with the FDA.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au

About Sydys Corporation

Post completion of the transaction, Sydys Corp will be a globally active, publicly traded biotechnology company developing immuno-oncology products including an autologous dendritic cell immunotherapy that recently completed Phase II trials for ovarian cancer. That trial generated clinically meaningful progression free survival (PFS) and overall survival (OS) data. More information is available at www.sydyscorp.com.

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0100; mgregorowski@citadelmagnus.com

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889